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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PLACER DOME INC.
(Name of Subject Company)

PLACER DOME INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

725906101
(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to an offer (the "Barrick Offer") by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario ("Barrick"), to purchase all of the outstanding common shares (the "Common Shares") of Placer Dome Inc. ("Placer Dome" or the "Company") (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent (the "Shareholder Rights Plan"). In connection with the Barrick Offer, Placer Dome's board of directors has prepared a directors' circular (the "Directors' Circular") pursuant to applicable securities laws in Canada. The Directors' Circular, which will be mailed to Placer Dome shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.    Subject Company Information.

        (a)   The name of the subject company is Placer Dome Inc., a corporation organized under the laws of Canada. The address of the Company's principal executive office is 1055 Dunsmuir Street, Suite 1600, Vancouver, British Columbia, Canada V7X 1P1 and the telephone number at such office is (604) 682-7082.

        (b)   The class of equity securities to which this Statement relates is the Company's common shares and the associated rights issued pursuant to the Shareholder Rights Plan. As at November 22, 2005, the issued and outstanding capital of the Company consisted of 437,349,152 Common Shares. As of the same date, the Company also had US$230 million in convertible debentures outstanding, convertible into 10,991,631 Common Shares, none of which were in a position to be converted, and 12,963,090 outstanding share options convertible into 12,963,090 Common Shares, of which 8,928,698 had vested.

Item 2.    Identity and Background of Filing Person.

        The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above. The Company maintains a website at www.placerdome.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

        This Statement relates to the Barrick Offer. The Barrick Offer is described in a Tender Offer Statement on Schedule TO and a related Offer and Circular and Letter of Transmittal (the "Offer Documents") of Barrick, which were filed with the Securities and Exchange Commission (the "Commission") on November 10, 2005. Subject to the terms and conditions set forth in the Offer Documents, Barrick is offering to purchase all of the outstanding Common Shares at a price per share, at the election of each holder of the Common Shares, of (i) US$20.50 in cash or (ii) 0.7518 of a common share of Barrick (the "Barrick Shares") and US$0.05 in cash, subject to a maximum cash consideration of US$1,223,721,097 and a maximum share consideration of 303,021,050 Barrick Shares, and subject to certain adjustments for pro ration.

        As set forth in the Offer Documents, Barrick's head office and principal place of business is BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Directors' Circular under the headings "Ownership of Securities of Placer Dome", "Arrangements between Placer Dome and its Directors and Senior Officers", "Arrangements between Barrick, Placer Dome and the Directors and Senior Officers of Placer Dome", "Issuances of Securities of Placer Dome to the Directors and Senior Officers of Placer Dome", "Ownership of Securities of Barrick", "Interests in Material Contracts of Barrick" and "Schedule F — Issuance of Securities of Placer Dome" is incorporated herein by reference. In addition, the information set forth on pages 2 through 6 ("Information Regarding Directors") and pages 8 through 17 ("Directors' and Officers' Liability Insurance"; "Executive Compensation"; "Report on Executive Compensation"; "Equity Compensation Plan Information"; and "Indebtedness of Directors, Executive Officers and Senior Officers") of Placer Dome's Management Proxy Circular and Statement, dated February 24, 2005, which was sent to Placer Dome shareholders in connection with Placer Dome's 2005 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        (a)   Solicitation/Recommendation.

        The information set forth in the Directors' Circular under the headings "Questions and Answers about the Inadequate Offer from Barrick Gold Corporation — Should I accept or reject the Barrick Offer?", "Summary — Unanimous Recommendation of the Board of Directors", "Unanimous Recommendation of the Board", "Analysis and Reasons for the Board's Conclusion and Recommendation" and "Background to the Barrick Offer and Response of Placer Dome" is incorporated herein by reference.

        (b)   Reasons; Background of the Transaction.

        The information set forth in the Directors' Circular under the headings "Questions and Answers about the Inadequate Offer from Barrick Gold Corporation — Why does the Board believe that the Barrick Offer should be rejected?", "Summary — Reasons for Rejection", "Analysis and Reasons for the Board's Conclusion and Recommendation", "Background to the Barrick Offer and Response of Placer Dome" and "Opinions of the Financial Advisors" is incorporated herein by reference.

        (c)   Intent to Tender.

        Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Common Shares presently intends to hold any such Common Shares and does not intend to tender any such Common Shares in the Barrick Offer. The information set forth in the Directors' Circular under the headings "Summary — Rejection of the Barrick Offer by Directors and Senior Officers" and "Intentions of Directors and Senior Officers" is incorporated herein by reference.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Directors' Circular under the headings "Background to the Barrick Offer and Response of Placer Dome", "Opinions of the Financial Advisors" and "Persons or Assets Employed, Compensated or Used" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Common Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors' Circular under the headings "Trading in Securities of Placer Dome", "Issuances of Securities of Placer Dome to the Directors and Senior Officers of Placer Dome" and "Schedule F — Issuance of Securities of Placer Dome" is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the Directors' Circular under the headings "Questions and Answers about the Inadequate Offer from Barrick Gold Corporation — What is the Board doing in response to the Barrick Offer?", "Summary — Alternatives to the Barrick Offer", "Analysis and Reasons for the Board's Conclusion and Recommendation — Superior proposals or other alternatives may emerge", "Background to the Barrick Offer and Response of Placer Dome", "Alternatives to the Barrick Offer" and "Shareholder Rights Plan" is incorporated herein by reference.

Item 8.    Additional Information.

        The information set forth in the Directors' Circular under the headings "Currency Exchange Rate Information", "Opinions of the Financial Advisors", "Shareholder Rights Plan", "Regulatory Matters", "Other Information", "Material Changes", "Statutory Rights", "Schedule B — Important Information Regarding Placer Dome's Mineral Reserves and Mineral Resources", "Schedule C — Opinion of CIBC World Markets Inc.", "Schedule D — Opinion of Goldman, Sachs & Co.", "Schedule E — Opinion of Morgan Stanley & Co. Incorporated" and "Schedule G — Summary of Shareholder Rights Plan" is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Directors' Circular, dated November 23, 2005
(a)(2)	Press release issued by Placer Dome Inc. on November 2, 2005 (incorporated by reference to Placer Dome Inc.'s Schedule 14D-9C filed with the Commission on November 3, 2005)
(a)(3)	Letter to Placer Dome Inc. employees dated November 4, 2004 (incorporated by reference to Placer Dome Inc.'s Schedule 14D-9C filed with the Commission on November 7, 2005)
(a)(4)	Material Change Report dated November 4, 2005 (incorporated by reference to Placer Dome Inc.'s Form 6-K furnished to the Commission on November 10, 2005)
(a)(5)	Press release issued by Placer Dome Inc. on November 10, 2005
(a)(6)	Form of letter mailed to shareholders of Placer Dome Inc. beginning on November 16, 2005
(a)(7)	Press release issued by Placer Dome Inc. on November 23, 2005
(e)(1)	Excerpts from Placer Dome Inc.'s Management Proxy Circular and Statement dated February 24, 2005 relating to the 2005 Annual Meeting of shareholders

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005	PLACER DOME INC.
	By:	/s/ PETER W. TOMSETT
Name: Peter W. Tomsett Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Directors' Circular, dated November 23, 2005
(a)(2)	Press release issued by Placer Dome Inc. on November 2, 2005 (incorporated by reference to Placer Dome Inc.'s Schedule 14D-9C filed with the Commission on November 3, 2005)
(a)(3)	Letter to Placer Dome Inc. employees dated November 4, 2004 (incorporated by reference to Placer Dome Inc.'s Schedule 14D-9C filed with the Commission on November 7, 2005)
(a)(4)	Material Change Report dated November 4, 2005 (incorporated by reference to Placer Dome Inc.'s Form 6-K furnished to the Commission on November 10, 2005)
(a)(5)	Press release issued by Placer Dome Inc. on November 10, 2005
(a)(6)	Form of letter mailed to shareholders of Placer Dome Inc. beginning on November 16, 2005
(a)(7)	Press release issued by Placer Dome Inc. on November 23, 2005
(e)(1)	Excerpts from Placer Dome Inc.'s Management Proxy Circular and Statement dated February 24, 2005 relating to the 2005 Annual Meeting of shareholders

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SIGNATURE
INDEX TO EXHIBITS